UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

HASBRO, INC.
(Exact name of registrant as specified in its charter)

Rhode Island	1-6682	05-0155090
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1027 Newport Avenue, Pawtucket, Rhode Island	02861
(Address of principal executive offices)	(Zip code)

Deborah Thomas, Executive Vice President and Chief Financial Officer, (401) 431-8697
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2019 to December 31, 2019.

Introduction:

Hasbro, Inc. (“Hasbro,” the “Company,” “we,” “us,” or “our”) (NASDAQ: HAS) is a global play and entertainment company committed to Creating the World's Best Play Experiences. From toys, games and consumer products to television, movies, digital gaming, live action, music, and virtual reality experiences, Hasbro connects to global audiences by bringing to life great innovations, stories and brands across established and inventive platforms. Hasbro’s iconic brands include MAGIC: THE GATHERING, MY LITTLE PONY, NERF, TRANSFORMERS, PLAY-DOH, MONOPOLY, BABY ALIVE, POWER RANGERS and FURREAL FRIENDS, as well as our premier partner brands. Through our acquisition of Entertainment One Ltd. (“eOne”) on December 30, 2019 (our fiscal 2020), we’ve enhanced our brand portfolios with the addition of beloved children’s brands, including PEPPA PIG, PJ MASKS and RICKY ZOOM. Additionally, with our global entertainment studios, we are building our brands through great storytelling and content on all screens. Our acquisition of eOne added film and television development, production and distribution capabilities and expertise to our business.

Hasbro is committed to making the world a better place for children and their families through corporate social responsibility and philanthropy. Hasbro ranked No. 13 on the 2019 100 Best Corporate Citizens list by CR Magazine; has been named one of the World’s Most Ethical Companies® by Ethisphere Institute for the past nine years; ranked No. 1 in our category for Just Capital in “America’s Most Just Companies”; and is included in the Civic 50 list of the “Most Community Minded Companies in America”, among many other honors. We are headquartered in Pawtucket, Rhode Island and, as of December 29, 2019, had approximately 5,600 employees worldwide, approximately 2,500 of whom are located in the United States.
At Hasbro, we believe that every day is a chance to do better. We strive to always act responsibly, and in doing so we find smarter ways of doing business. Our deep commitment to corporate social responsibility (CSR) reflects our desire to help build a safer, more sustainable world for future generations. It inspires and guides us to play with purpose: To take what we love most about play and entertainment — creativity, innovation, imagination — and make a difference where it matters most. And it makes every part of Hasbro’s business stronger.
While our CSR commitments address many areas, we focus on four key priorities: product and content safety, environmental sustainability, human rights and ethical sourcing and diversity and inclusion. These commitments include working with our vendors to ensure that they operate responsibly and adopt best practices.
Some of Hasbro's products include electronics and other components that contain tin, tungsten, tantalum and/or gold (referred to collectively hereafter as "conflict minerals" or "3TG").  Accordingly, we are subject to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act" or the "Act") and Rule 13p-1 under the Securities Exchange Act of 1934 (the "Conflict Minerals Rule"). eOne’s products were not in scope for the 2019 conflict minerals report due to the fact that all of their products were licensed to third parties, eOne did not manufacture any products and had no contract manufacturers (as defined below).
Hasbro has a Conflict Minerals Policy that is communicated to all of our suppliers and which expresses our commitment to (i) sourcing components and materials from companies that share our values around human rights, ethics and corporate social responsibility, (ii) utilizing due diligence practices to identify 3TG and their sources in our supply chain and (iii) requiring that any 3TG included in our products are sourced from smelters and refiners (“Smelters”) that have been identified as conformant by the Responsible Minerals Assurance Process (RMAP, formerly Conflict Free Sourcing Initiative) in order to mitigate the possibility that such 3TG are being used to support armed conflict in the Democratic Republic of the Congo and the adjoining countries.
Our policy does not preclude suppliers from sourcing certified conflict-free minerals from the DRC or the adjoining countries. To the extent that we identify non-conformance with our policy, we send corrective action letters to the contract manufacturers requiring them to: a) contact the identified Smelters and require that they participate in the conflict minerals audit program; and b) require the contract manufacturer to remove unaudited Smelters from their supply chain for Hasbro products if the contract manufacturer is unable to persuade the Smelter to undergo an RMAP audit. Hasbro's Conflicts Minerals Policy can be found at the following internet address https://csr.hasbro.com/en-us/news/policy?id=csr_conflict_minerals_policy.
Section 1 - Conflict Minerals Disclosures
Item 1.01 Conflict Minerals Disclosure and Report
Hasbro has determined that during the 2019 calendar year, we contracted to manufacture certain products containing 3TG necessary to the functionality or production of these products.

We conducted a Reasonable Country of Origin Inquiry ("RCOI") to assess whether the necessary 3TG in our products originated from the Covered Countries1.

During 2019, all of our products were manufactured in third party vendor or owned facilities (referred to hereafter as “contract manufacturers”). The largest single concentration of our contract manufacturers are located in the People’s Republic of China. We also use contract manufacturers located in other countries, such as India, Vietnam and Mexico, and approximately 20% of our products are manufactured by third-party contract manufacturers in the United States. Over the past several years, we have continued to diversify our supply chain to reduce reliance on manufacturing facilities in China.

Under our RCOI methodology, Hasbro undertook an applicability assessment to identify the products containing 3TG and the relevant contract manufacturers of those products. To identify the applicable contract manufacturers, Hasbro filtered out contract manufacturers supplying Hasbro with products identified not to contain 3TG after a thorough review. Following the applicability assessment, Hasbro sent surveys to all of our contract manufacturers globally that were identified as producing products that could contain 3TG.

Utilizing the methodology above and based on the information provided by our business units and gathered from our sourcing and technology systems and records, we identified a total of 32 relevant contract manufacturers that are producing products that could contain 3TG. All 32 of these contract manufacturers were surveyed using a third-party technology platform that employs the Conflict Minerals Reporting Template (CMRT) developed by the Responsible Minerals Initiative (RMI), an organization founded by members of the Responsible Business Alliance (RBA) and Global e-Sustainability Initiative (GeSI).

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1The Democratic Republic of Congo and its adjoining countries (Angola, Burundi, Republic of the Congo, Central African Republic, Rwanda, South Sudan, Republic of Tanzania, Uganda and Zambia).

Many of Hasbro's contract manufacturers are not subject to the Dodd-Frank Act or the Conflict Minerals Rule adopted thereunder and initially were unfamiliar with the due diligence and reporting requirements.  Beginning in 2013 and continuing through 2019, Hasbro conducted training with all of our contract manufacturers identified as using 3TG, to educate these manufacturers on the requirements of the Act related to conflict minerals and to help them understand the importance of conducting due diligence on the sourcing of the 3TG used in Hasbro products. We developed, produced and distributed a training program that provided a summary of the law related to conflict minerals, our obligations under the Act and the Conflict Minerals Rule, as well as the role of our contract manufacturers in assisting us to comply with the requirements of the Conflict Minerals Rule. Since our largest single concentration of contract manufacturers are based in China, as in previous years, Hasbro also conducted in-person training sessions with our China-based contract manufacturers. The training materials and presentations were provided in the local language and were enhanced to clarify due diligence and legal reporting requirements. Hasbro maintains an e-mail box and gives contact information for specified point people within Hasbro’s sourcing organization and in the third-party technology provider for contract manufacturers to contact about the Conflict Minerals Rule or to seek assistance in completing the Conflict Minerals survey using the CMRT.

Hasbro sent surveys to the 32 contract manufacturers that were identified as potentially producing products for us containing 3TG in 2019.  Similar to previous years we surveyed all contract manufacturers identified in our applicability assessment through a thorough product/vendor screening process.

Relevant contract manufacturers received a survey for products they supplied to us. Of the 32 contract manufacturers surveyed, 100% responded to the surveys.

In our survey results, 12 of our 32 contract manufacturers indicated potential sourcing of 3TG from the Covered Countries. The other 20 contract manufacturers indicated in their survey responses that they were either not sourcing any 3TG from the Covered Countries or the products supplied to Hasbro did not contain 3TG. Of the 12 contract manufacturers that identified potential sourcing of 3TG from the Covered Countries, each such contract manufacturer provided a list of Smelters from which they were sourcing 3TG. A complete list of Smelters reported by our contract manufacturers is attached as an exhibit to our Conflict Minerals Report.

As is discussed in the attached Conflicts Minerals Report, we are currently unable to determine the specific mine location or the country of origin for all of the 3TG used in our products. Based on our RCOI, we believe some of the 3TG used in our products originated in the Covered Countries. However, at this point we cannot make a determination about the source of all the 3TG in our products or components.  Accordingly, we conducted due diligence on the source and chain of custody of the necessary conflict minerals contained in our products as described in the Conflict Minerals Report included as Exhibit 1.01.

Item 1.02 Exhibit

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1"), this Specialized Disclosure Form ("Form SD") and the associated Conflict Minerals Report are posted to a publicly available Internet site at the following internet address http://csr.hasbro.com/has19-conflict-minerals-report.php.

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Hasbro, Inc.

(Registrant)

By: /s/ Deborah Thomas	May 27, 2020
Deborah Thomas	(Date)
Executive Vice President and Chief Financial Officer (Signature and Title)